Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the second quarter ended

June 30, 2024

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(in thousands of U.S. dollars)		As at	As at
	Note	June 30, 2024	December 31, 2023
Assets
Cash and cash equivalents		26,606	335,556
Trade and other receivables		1,073,262	894,771
Inventoried supplies		25,946	23,964
Current taxes recoverable		26,988	23,637
Prepaid expenses		81,698	56,269
Assets held for sale		34,579	1,802
Current assets		1,269,079	1,335,999

Property and equipment	7	2,989,719	2,415,472
Right-of-use assets	8	524,853	425,630
Intangible assets	9	2,611,137	2,019,301
Investments	10	20,914	50,209
Other assets		18,895	16,394
Deferred tax assets		14,517	20,615
Non-current assets		6,180,035	4,947,621
Total assets		7,449,114	6,283,620

Liabilities
Trade and other payables		728,408	671,936
Current taxes payable		4,104	2,442
Provisions	14	83,330	66,565
Other financial liabilities		25,939	23,420
Long-term debt	11	351,673	174,351
Lease liabilities	12	160,148	127,397
Current liabilities		1,353,602	1,066,111

Long-term debt	11	2,333,561	1,709,831
Lease liabilities	12	400,239	332,761
Employee benefits	13	75,226	53,231
Provisions	14	135,186	93,335
Other financial liabilities		2,350	3,699
Deferred tax liabilities		519,230	433,242
Non-current liabilities		3,465,792	2,626,099
Total liabilities		4,819,394	3,692,210

Equity
Share capital	15	1,135,157	1,107,290
Contributed surplus	15, 17	26,959	37,684
Accumulated other comprehensive loss		(252,538)	(200,539)
Retained earnings		1,720,142	1,646,975
Total equity		2,629,720	2,591,410

Contingencies, letters of credit and other commitments	21
Total liabilities and equity		7,449,114	6,283,620

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(In thousands of U.S. dollars, except per share amounts)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Revenue		1,961,120	1,549,451	3,572,621	3,109,878
Fuel surcharge		303,425	241,815	562,739	531,565
Total revenue		2,264,545	1,791,266	4,135,360	3,641,443

Materials and services expenses	18	1,109,153	897,705	2,047,961	1,837,985
Personnel expenses		675,781	492,360	1,238,361	1,034,632
Other operating expenses		119,873	104,752	224,731	217,190
Depreciation of property and equipment	7	87,482	62,348	151,973	121,395
Depreciation of right-of-use assets	8	45,758	31,954	81,060	63,389
Amortization of intangible assets	9	19,300	13,872	36,516	27,445
Gain on sale of rolling stock and equipment		(647)	(3,582)	(4,458)	(11,794)
Loss (gain) on derecognition of right-of-use assets		11	(260)	41	(1,067)
Loss on sale of land and buildings		-	40	-	40
Gain, net of impairment, on sale of assets
held for sale		(281)	(340)	(496)	(6,591)
Total operating expenses		2,056,430	1,598,849	3,775,689	3,282,624

Operating income		208,115	192,417	359,671	358,819

Finance (income) costs
Finance income	19	(1,072)	(1,648)	(6,224)	(3,358)
Finance costs	19	48,485	20,378	80,966	39,217
Net finance costs		47,413	18,730	74,742	35,859

Income before income tax		160,702	173,687	284,929	322,960
Income tax expense	20	42,933	45,453	74,313	82,808

Net income		117,769	128,234	210,616	240,152

Earnings per share
Basic earnings per share	16	1.39	1.49	2.49	2.78
Diluted earnings per share	16	1.38	1.47	2.47	2.74

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands of U.S. dollars)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Net income	117,769	128,234	210,616	240,152

Other comprehensive (loss) income
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	481	7,640	1,084	8,106
Net investment hedge, net of tax	(16,014)	23,822	(52,100)	26,866
Items directly reclassified to retained earnings:
Unrealized (loss) gain on investments in equity securities
measured at fair value through OCI, net of tax	(1,698)	(5,809)	(9,214)	13,562
Other comprehensive (loss) income, net of tax	(17,231)	25,653	(60,230)	48,534

Total comprehensive income	100,538	153,887	150,386	288,686

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED June 30, 2024 AND 2023 (UNAUDITED)

(In thousands of U.S. dollars)				Accumulated	Accumulated
				foreign	unrealized		Total
				currency	gain (loss)		equity
				translation	on invest-		attributable
				differences	ments in	Retained	to owners
		Share	Contributed	& net invest-	equity	earnings	of the
	Note	capital	surplus	ment hedge	securities	(deficit)	Company

Balance as at December 31, 2023		1,107,290	37,684	(200,296)	(243)	1,646,975	2,591,410

Net income		-	-	-	-	210,616	210,616
Other comprehensive loss, net of tax		-	-	(51,016)	(9,214)	-	(60,230)
Realized gain (loss) on equity securities		-	-	-	8,231	(8,231)	-
Total comprehensive (loss) income		-	-	(51,016)	(983)	202,385	150,386

Share-based payment transactions, net of tax	17	-	7,831	-	-	-	7,831
Stock options exercised, net of tax	15, 17	12,998	(2,269)	-	-	-	10,729
Dividends to owners of the Company	15	-	-	-	-	(67,665)	(67,665)
Repurchase of own shares	15	(2,761)	-	-	-	(31,418)	(34,179)
Net settlement of restricted share units
and performance share units, net of tax	15, 17	17,630	(16,287)	-	-	(30,135)	(28,792)
Total transactions with owners, recorded directly in equity		27,867	(10,725)	-	-	(129,218)	(112,076)

Balance as at June 30, 2024		1,135,157	26,959	(251,312)	(1,226)	1,720,142	2,629,720

Balance as at December 31, 2022		1,089,229	41,491	(239,120)	5,799	1,565,671	2,463,070

Net income		-	-	-	-	240,152	240,152
Other comprehensive income, net of tax		-	-	34,972	13,562	-	48,534
Realized (loss) gain on equity securities		-	-	-	(13,323)	13,323	-
Total comprehensive income		-	-	34,972	239	253,475	288,686

Share-based payment transactions, net of tax	17	-	11,949	-	-	-	11,949
Stock options exercised, net of tax	15, 17	12,078	(3,231)	-	-	-	8,847
Dividends to owners of the Company	15	-	-	-	-	(60,401)	(60,401)
Repurchase of own shares	15	(12,065)	-	-	-	(106,770)	(118,835)
Net settlement of restricted share units, net of tax	15, 17	29,185	(20,829)	-	-	(54,937)	(46,581)
Total transactions with owners, recorded directly in equity		29,198	(12,111)	-	-	(222,108)	(205,021)

Balance as at June 30, 2023		1,118,427	29,380	(204,148)	6,038	1,597,038	2,546,735

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of U.S. dollars)		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
	Note	June 30, 2024	June 30, 2023*	June 30, 2024	June 30, 2023*

Cash flows from operating activities
Net income		117,769	128,234	210,616	240,152
Adjustments for:
Depreciation of property and equipment	7	87,482	62,348	151,973	121,395
Depreciation of right-of-use assets	8	45,758	31,954	81,060	63,389
Amortization of intangible assets	9	19,300	13,872	36,516	27,445
Share-based payment transactions	17	3,215	3,306	6,003	6,649
Net finance costs	19	47,413	18,730	74,742	35,859
Income tax expense	20	42,933	45,453	74,313	82,808
Gain on sale of property and equipment		(647)	(3,542)	(4,458)	(11,754)
Loss (gain) on derecognition of right-of-use assets		11	(260)	41	(1,067)
Gain, net of impairment, on sale of assets
held for sale		(281)	(340)	(496)	(6,591)
Employee benefits		10,484	12,591	21,133	30,175
Provisions, net of payments		2,048	(19,909)	5,143	(27,862)
Net change in non-cash operating working capital	6	(25,773)	(14)	(60,767)	50,823
Interest paid		(43,016)	(17,561)	(68,915)	(33,519)
Income tax paid		(58,154)	(74,476)	(77,673)	(145,382)
Net cash from operating activities		248,542	200,386	449,231	432,520

Cash flows used in investing activities
Purchases of property and equipment	7	(118,861)	(84,152)	(196,400)	(160,400)
Proceeds from sale of property and equipment		19,553	19,465	32,323	44,180
Proceeds from sale of assets held for sale		2,193	2,380	3,436	17,486
Purchases of intangible assets	9	(3,894)	(655)	(4,356)	(1,645)
Business combinations, net of cash acquired	5	(805,260)	(30,309)	(914,221)	(115,052)
Purchases of investments		-	(4,352)	-	(4,352)
Proceeds from sale of investments		-	85,728	19,068	89,212
Others		(1,223)	(453)	(321)	(609)
Net cash used in investing activities		(907,492)	(12,348)	(1,060,471)	(131,180)

Cash flows (used in) from financing activities
Proceeds from long-term debt	11	-	-	500,000	-
Repayment of long-term debt	11	(29,998)	(9,002)	(38,195)	(22,497)
Net (decrease) increase in revolving facilities	11	(83,838)	36,789	32,096	36,789
Repayment of lease liabilities	12	(44,730)	(31,229)	(79,306)	(62,564)
(Decrease) increase of other financial liabilities		(295)	653	(3,145)	(3,297)
Dividends paid		(33,272)	(30,637)	(66,904)	(60,956)
Repurchase of own shares	15	(34,179)	(112,839)	(34,179)	(118,835)
Proceeds from exercise of stock options	15	8,028	2,146	10,729	8,847
Share repurchase for settlement of restricted share
units and performance share units		(1,070)	(1,056)	(28,792)	(46,581)
Net cash from (used in) financing activities		(219,354)	(145,175)	292,304	(269,094)

Net change in cash and cash equivalents		(878,304)	42,863	(318,936)	32,246
Cash and cash equivalents, beginning of period		902,372	136,360	335,556	147,117
Effect of movements in exchange rates on
cash and cash equivalents		2,538	(1,089)	9,986	(1,229)
Cash and cash equivalents, end of period		26,606	178,134	26,606	178,134

* Recasted for change in presentation for consistency with the current year presentation of the effect of movements in exchange rates on cash and cash equivalents.

The notes on pages 7 to 24 are an integral part of these condensed consolidated interim financial statements.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

1.
Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2024 and 2023 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.
Basis of preparation
a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 25, 2024.

b)
Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•
investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•
liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•
the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•
assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These condensed consolidated interim financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)
Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)
Functional and presentation currency

The Company’s consolidated interim financial statements are presented in U.S. dollars (“U.S. dollars” or “USD”).

The Company’s functional currency is the Canadian dollar (“CAD” or CDN$”). Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

e)
Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identifiable assets and liabilities acquired in business combinations, income tax provisions, defined benefit obligation, the self-insurance and other provisions, and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2023 annual consolidated financial statements.

3.
Material accounting policies

The accounting policies described in the Group’s 2023 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2024 and have been applied in preparing these condensed consolidated interim financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the 2020 amendments), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) (the 2022 amendments), to improve the information a company provides about long-term debt with covenants. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024.

For the purposes of non-current classification, the Amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance. The Amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date. The Amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The Amendments state that:

•
the settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and
•
when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

Lease Liability in a Sale and Leaseback

On September 22, 2022, the IASB issued Lease Liability in a Sale and Leaseback (Amendments to IFRS 16). The amendments are effective for annual periods beginning on or after January 1, 2024. The amendment introduces a new accounting model which impacts how a seller-lessee accounts for variable lease payments that arise in a sale-and-leaseback transaction. The amendments clarify that on initial recognition, the seller-lessee includes variable lease payments when it measures a lease liability arising from a sale-and-leaseback transaction and after initial recognition, the seller-lessee applies the general requirements for subsequent accounting of the lease liability such that it recognizes no gain or loss relating to the right of use it retains. The amendments need to be applied retrospectively, which require seller-lessees to reassess and potentially restate sale-and-leaseback transactions entered into since implementation of IFRS 16 in 2019.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

The following new standards are not yet effective, and have not been applied in preparing these condensed consolidated interim financial statements:

Presentation and Disclosure in Financial Statements – IFRS 18

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:

•
introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•
requiring disclosure about management performance measures (MPMs); and
•
adding new principles for aggregation and disaggregation of information

The extent of the impact of adoption of the amendments has not yet been determined.

4.
Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico, in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports.

In the second quarter of fiscal 2024, it was determined that Package and Courier operating segment should be aggregated with the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments, forming the Less-Than-Truckload reportable segment. Comparative information has been recast to be consistent with current reportable segments.

The following summary describes the operations in each of the Group’s reportable segments:

Less-Than-Truckload (a):	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (b):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.

a)
The Less-Than-Truckload reporting segment represents the aggregation of the Canadian Less-Than-Truckload, U.S. Less-Than-Truckload and Package and Courier operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.
b)
The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar, amongst others, with respect to the nature of services offered and the methods used to distribute their services. Additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

	Less-
	Than-
	Truckload(2)	Truckload	Logistics	Corporate	Eliminations(2)	Total
Three months ended June 30, 2024
Revenue(1)	794,158	737,687	442,393	-	(13,118)	1,961,120
Fuel surcharge(1)	163,955	114,227	28,228	-	(2,985)	303,425
Total revenue(1)	958,113	851,914	470,621	-	(16,103)	2,264,545
Operating income (loss)	109,918	83,329	50,590	(35,722)	-	208,115
Selected items:
Depreciation and
amortization	54,557	81,875	14,908	1,200	-	152,540
Gain, net of
impairment on sale of
assets held for sale	274	7	-	-	-	281
Intangible assets	422,343	1,431,031	757,713	50	-	2,611,137
Total assets	2,744,072	3,449,232	1,146,768	109,042	-	7,449,114
Total liabilities	845,817	771,428	327,191	2,875,081	(123)	4,819,394
Additions to property
and equipment	51,676	64,925	2,060	200	-	118,861

Three months ended June 30, 2023
Revenue(1)	787,687	410,680	361,767	-	(10,683)	1,549,451
Fuel surcharge(1)	157,163	69,099	17,705	-	(2,152)	241,815
Total revenue(1)	944,850	479,779	379,472	-	(12,835)	1,791,266
Operating income (loss)	107,776	66,183	32,893	(14,435)	-	192,417
Selected items:
Depreciation and
amortization	48,957	48,735	10,352	130	-	108,174
Loss on sale of land
and buildings	(36)	(4)	-	-	-	(40)
Gain, net of
impairment on sale of
assets held for sale	308	32	-	-	-	340
Intangible assets	357,279	788,931	529,045	137	-	1,675,392
Total assets	2,611,538	1,836,752	782,469	260,662	-	5,491,421
Total liabilities	791,898	395,693	225,209	1,532,014	(128)	2,944,686
Additions to property
and equipment	55,188	28,219	722	23	-	84,152

(1) Includes intersegment revenue and intersegment fuel surcharge

(2) Recasted for changes in aggregation in the current year. Specifically, “Package and Courier” was presented separately in previous periods is now aggregated within “Less-Than-Truckload”. The remaining amounts remain the same, except for resultant changes to the Eliminations.

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TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

	Less-
	Than-
	Truckload(2)	Truckload	Logistics	Corporate	Eliminations(2)	Total
Six months ended June 30, 2024
Revenue(1)	1,577,678	1,135,418	884,298	-	(24,773)	3,572,621
Fuel surcharge(1)	327,201	186,090	54,932	-	(5,484)	562,739
Total revenue(1)	1,904,879	1,321,508	939,230	-	(30,257)	4,135,360
Operating income (loss)	194,949	124,792	90,772	(50,842)	-	359,671
Selected items:
Depreciation and
amortization	107,161	130,821	30,175	1,392	-	269,549
Gain (loss), net of
impairment on sale of
assets held for sale	487	(27)	36	-	-	496
Intangible assets	422,343	1,431,031	757,713	50	-	2,611,137
Total assets	2,744,072	3,449,232	1,146,768	109,042	-	7,449,114
Total liabilities	845,817	771,428	327,191	2,875,081	(123)	4,819,394
Additions to property
and equipment	106,562	86,697	2,788	353	-	196,400

Six months ended June 30, 2023
Revenue(1)	1,590,235	824,805	717,018	-	(22,180)	3,109,878
Fuel surcharge(1)	347,649	155,069	33,280	-	(4,433)	531,565
Total revenue(1)	1,937,884	979,874	750,298	-	(26,613)	3,641,443
Operating income	193,039	136,679	64,603	(35,502)	-	358,819
Selected items:
Depreciation and
amortization	95,241	96,585	20,135	268	-	212,229
Gain on sale of
land and buildings	(36)	(4)	-	-	-	(40)
Gain (loss), net of
impairment on sale of
assets held for sale	3,182	3,409	-	-	-	6,591
Intangible assets	357,279	788,931	529,045	137	-	1,675,392
Total assets	2,611,538	1,836,752	782,469	260,662	-	5,491,421
Total liabilities	791,898	395,693	225,209	1,532,014	(128)	2,944,686
Additions to property
and equipment	114,637	43,404	895	148	-	159,084

(1) Includes intersegment revenue and intersegment fuel surcharge

(2) Recasted for changes in presentation for consistency with the current year presentation: “Package and Courier” presented separately in previous periods is now presented within “Less-Than-Truckload”.

Geographical information

Revenue is attributed to geographical locations based on the origin of service location.

	Less-
	Than-
	Truckload(1)	Truckload	Logistics	Eliminations(1)	Total
Three months ended June 30, 2024
Canada	294,284	304,549	65,329	(9,331)	654,831
United States	663,829	547,365	405,292	(6,772)	1,609,714
Total	958,113	851,914	470,621	(16,103)	2,264,545

Three months ended June 30, 2023
Canada	287,656	278,946	66,990	(6,345)	627,247
United States	657,194	200,833	312,482	(6,490)	1,164,019
Total	944,850	479,779	379,472	(12,835)	1,791,266

Six months ended June 30, 2024
Canada	573,562	576,320	127,643	(17,507)	1,260,017
United States	1,331,317	745,188	811,587	(12,750)	2,875,343
Total	1,904,879	1,321,508	939,230	(30,257)	4,135,360

Six months ended June 30, 2023
Canada	581,216	571,584	131,295	(13,744)	1,270,351
United States	1,356,668	408,290	619,003	(12,869)	2,371,092
Total	1,937,884	979,874	750,298	(26,613)	3,641,443

(1) Recasted for changes in presentation for consistency with the current year presentation: “Package and Courier” presented separately in previous periods is now presented within “Less-Than-Truckload”.

│11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

Segment assets are based on the geographical location of the assets.

	As at	As at
	June 30, 2024	December 31, 2023
Property and equipment, right-of-use assets and intangible assets
Canada	2,268,734	2,208,595
United States	3,856,975	2,651,808
	6,125,709	4,860,403

5.
Business combinations
a)
Business combinations

In line with the Group’s growth strategy, the Group acquired eight businesses during 2024, of which Daseke Inc. ("Daseke") was considered material. All other acquisitions were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

On April 1, 2024, the Group completed the acquisition of Daseke, Inc. The purchase price for the business acquisition totaled $817.0 million, which was funded by a $500.0 million term loan obtained and the remaining balance was drawn from cash on hand, and the Group absorbed $314.7 million of equipment financing debt in the acquisition. During the six months ended June 30, 2024, the business contributed revenue and net income of $371.0 million and $5.5 million, respectively since the acquisition.

Had the Group acquired Daseke on January 1, 2024, as per management’s best estimates, the revenue and net income for this entity would have been $727.8 million and $7.1 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2024 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate of the entity.

During the six months ended June 30, 2024, the non-material businesses, in aggregate, contributed revenue and net income of $55.5 million and $1.3 million, respectively, since the acquisitions.

Had the Group acquired the non-material businesses on January 1, 2024, as per management’s best estimates, the revenue and net income for these entities would have been $86.2 million and $4.3 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2024 and adjusted for interest, based on the purchase price and average borrowing rate of the Group, and income tax expense based on the effective tax rate of the entity.

During the six months ended June 30, 2024, $0.5 million of transaction costs (2023 – $0.2 million) have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not yet completed the determination of the fair value of assets acquired and liabilities assumed of the 2024 acquisitions. Information to confirm the fair value of certain assets and liabilities still needs to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed.

│12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

The table below presents the determination of the fair value of assets acquired and liabilities assumed based on the best information available to the Group to date:

Identifiable assets acquired and liabilities assumed	Note	Daseke	Others	June 30, 2024
Cash and cash equivalents		46,242	31,937	78,179
Trade and other receivables		173,389	22,110	195,499
Inventoried supplies and prepaid expenses		32,611	3,202	35,813
Property and equipment	7	577,825	42,266	620,091
Right-of-use assets	8	113,385	9,161	122,546
Intangible assets	9	60,233	44,505	104,738
Other assets		3,093	(17)	3,076
Trade and other payables		(100,716)	(16,909)	(117,625)
Income tax payable		(58)	(242)	(300)
Employee benefits		(194)	-	(194)
Provisions		(54,681)	-	(54,681)
Other non-current liabilities		(213)	-	(213)
Long-term debt	11	(314,671)	-	(314,671)
Lease liabilities	12	(113,385)	(9,161)	(122,546)
Deferred tax liabilities		(96,434)	(10,783)	(107,217)
Total identifiable net assets		326,426	116,069	442,495
Total consideration transferred		816,958	179,892	996,850
Goodwill	9	490,532	63,823	554,355
Cash		816,958	175,442	992,400
Contingent consideration		-	4,450	4,450
Total consideration transferred		816,958	179,892	996,850

The fair values measured on the amounts regarding Daseke are on a provisional basis, mainly regarding tangible assets, intangible assets, provisions and current and deferred tax liabilities. This is mainly due to pending completion and review of independent valuations and due to the complexity of the information for the tax provisions. The fair values will be revised as more information is obtained about the facts and circumstances that existed at the date of acquisition.

The total trade receivables comprise gross amounts due of $198.3 million, of which $2.8 million was expected to be uncollectible at the acquisition date.

b)
Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	June 30, 2024
U.S. Less-Than-Truckload	Less-Than-Truckload	29,425
Canadian Truckload	Truckload	477
Specialized Truckload	Truckload	519,585
Logistics	Logistics	4,868
		554,355

│13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

c)
Contingent consideration

The contingent consideration for the six months ended June 30, 2024 relates to non-material business acquisitions and is recorded in the original determination of the fair value of assets acquired and liabilities assumed. The fair value was determined using expected cash flows. These considerations are contingent on achieving specified earnings levels in future periods. The maximum amount payable is $4.5 million in less than one year.

The contingent consideration balance at June 30, 2024 is $15.6 million (December 31, 2023 - $13.2 million) and is presented in other financial liabilities on the consolidated statements of financial position.

d)
Adjustment to the provisional amounts of prior year’s business combinations

The 2023 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of various acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. No material adjustments were required to the provisional fair values for these prior period business combinations during the six months ended June 30, 2024.

6.
Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Trade and other receivables	25,040	61,261	4,810	153,280
Inventoried supplies	1,403	(1,764)	2,151	1,088
Prepaid expenses	1,302	(10,117)	(3,421)	(21,490)
Trade and other payables	(53,518)	(49,394)	(64,307)	(82,055)
	(25,773)	(14)	(60,767)	50,823

7.
Property and equipment

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2023		1,383,977	1,758,200	192,371	3,334,548
Additions through business combinations	5	112,029	498,187	9,875	620,091
Other additions		33,379	143,981	19,040	196,400
Disposals		(5,410)	(79,531)	(5,206)	(90,147)
Reclassification to assets held for sale		(32,925)	(23,212)	-	(56,137)
Effect of movements in exchange rates		(14,267)	(23,540)	(7,363)	(45,170)
Balance at June 30, 2024		1,476,783	2,274,085	208,717	3,959,585

Accumulated Depreciation
Balance at December 31, 2023		105,401	690,232	123,443	919,076
Depreciation		12,581	128,805	10,587	151,973
Disposals		(5,406)	(53,701)	(3,175)	(62,282)
Reclassification to assets held for sale		(2,035)	(18,383)	-	(20,418)
Effect of movements in exchange rates		(2,205)	(12,682)	(3,596)	(18,483)
Balance at June 30, 2024		108,336	734,271	127,259	969,866

Net carrying amounts
At December 31, 2023		1,278,576	1,067,968	68,928	2,415,472
At June 30, 2024		1,368,447	1,539,814	81,458	2,989,719

As at June 30, 2024, there are no amounts included in trade and other payables for the purchases of property and equipment (December 31, 2023 – nil).

│14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

8.
Right-of-use assets

		Land and	Rolling
	Note	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2023		588,359	290,358	3,814	882,531
Other additions		27,461	42,471	516	70,448
Additions through business combinations	5	73,774	47,318	1,454	122,546
Derecognition*		(4,082)	(33,802)	(246)	(38,130)
Effect of movements in exchange rates		(13,589)	(8,665)	(11)	(22,265)
Balance at June 30, 2024		671,923	337,680	5,527	1,015,130

Depreciation
Balance at December 31, 2023		330,515	124,677	1,709	456,901
Depreciation		39,092	41,270	698	81,060
Derecognition*		(4,035)	(31,353)	(245)	(35,633)
Effect of movements in exchange rates		(8,027)	(3,998)	(26)	(12,051)
Balance at June 30, 2024		357,545	130,596	2,136	490,277

Net carrying amounts
At December 31, 2023		257,844	165,681	2,105	425,630
At June 30, 2024		314,378	207,084	3,391	524,853

* Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

9.
Intangible assets

			Other intangible assets
					Non-
			Customer	Trademarks	compete	Information
Note		Goodwill	relationships	and other	agreements	technology	Total
Cost
Balance at December 31, 2023		1,562,129	757,195	62,672	23,319	39,305	2,444,620
Additions through business combinations	5	554,355	69,043	32,726	2,676	293	659,093
Other additions		-	-	-	-	4,356	4,356
Extinguishments		-	-	(4,432)	(288)	(2,149)	(6,869)
Effect of movements in
exchange rates		(31,045)	(9,307)	(883)	(451)	(517)	(42,203)
Balance at June 30, 2024		2,085,439	816,931	90,083	25,256	41,288	3,058,997

Amortization and impairment losses
Balance at December 31, 2023		79,052	286,828	25,119	11,873	22,447	425,319
Amortization		-	28,269	2,938	1,871	3,438	36,516
Extinguishments		-	-	(4,432)	(288)	(2,149)	(6,869)
Effect of movements in
exchange rates		(1,630)	(4,390)	(441)	(192)	(453)	(7,106)
Balance at June 30, 2024		77,422	310,707	23,184	13,264	23,283	447,860

Net carrying amounts
At December 31, 2023		1,483,077	470,367	37,553	11,446	16,858	2,019,301
At June 30, 2024		2,008,017	506,224	66,899	11,992	18,005	2,611,137

10.
Investments

	As at	As at
	June 30, 2024	December 31, 2023
Level 1 investments	2,756	31,557
Level 2 investments	4,301	4,339
Level 3 investments	13,857	14,313
	20,914	50,209

The Group elected to designate all of its investments as at fair value through OCI.

During the six months ended June 30, 2024, the Group sold Level 1 investments for proceeds of $19.1 million resulting in a realized loss of 8.2M$ on equity securities transferred from OCI to retained earnings.

│15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

11.
Long-term debt

	As at	As at
	June 30, 2024	December 31, 2023
Non-current liabilities
Unsecured revolving facilities	52,426	22,166
Unsecured term loan	399,059	-
Unsecured senior notes	1,652,383	1,652,049
Conditional sales contracts	225,537	31,278
Other long-term debt	4,156	4,338
	2,333,561	1,709,831

Current liabilities
Current portion of unsecured term loan	100,000	-
Current portion of unsecured debenture	146,210	151,023
Current portion of other long-term debt	360	354
Current portion of conditional sales contracts	105,103	22,974
	351,673	174,351

The table below summarizes changes to the long-term debt:

		Six months ended	Six months ended
		June 30, 2024	June 30, 2023
Balance at beginning of period		1,884,182	1,315,757
Proceeds from long-term debt		500,000	-
Business combinations	5	314,671	-
Repayment of long-term debt		(38,195)	(22,497)
Net increase in revolving facilities		32,096	36,789
Amortization of deferred financing fees		856	652
Effect of movements in exchange rates		(60,476)	30,072
Effect of movements in exchange rates - debt
designated as net investment hedge		52,100	(23,971)
Balance at end of period		2,685,234	1,336,802

On March 22, 2024, the Group amended its revolving credit facility, including the addition of a $500.0 million term loan and an extension. Under the new amendment, the revolving credit facility was extended to March 22, 2027. The new agreement also provides the Company with a non-revolving term loan for $500.0 million maturing in 1 to 3 years, $100.0 million each in year one and year two and $300.0 million in year three. Based on certain ratios, the interest rate on the term loan is the sum of SOFR, plus an applicable margin, which can vary between 128 basis points and 190 basis points. The applicable margin on the credit facility is currently 1.4%. Deferred financing fees of $1.3 million were recognized on the increase. The amendment also includes the adoption of the Canadian Interest Rate Benchmark Reform, resulting in the replacement of the banker’s acceptance rate in Canada with the Canadian Overnight Repo Rate Average (CORRA), a measure of the cost of overnight general collateral funding in Canadian Dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions. The change did not have a material impact on the Group’s financial statements. The debt amendment is subject to the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 26(f) of the 2023 annual audited consolidated financial statements.

The Group’s revolving facilities have a total size of $948.0 million at June 30, 2024 (December 31, 2023 – $951.4 million) and an additional $184.1 million of credit availability (CAD $245.0 million and USD $5.0 million). The additional credit is available under certain conditions under the Group’s syndicated revolving credit agreement.

The debt issuances described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 26(f) of the 2023 annual audited consolidated financial statements.

12.
Lease liabilities

	As at	As at
	June 30, 2024	December 31, 2023
Current portion of lease liabilities	160,148	127,397
Long-term portion of lease liabilities	400,239	332,761
	560,387	460,158

│16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

The table below summarizes changes to the lease liabilities:

		Six months ended	Six months ended
	Note	June 30, 2024	June 30, 2023
Balance at beginning of period		460,158	413,039
Business combinations	5	122,546	5,524
Additions		70,448	48,294
Derecognition*		(2,456)	(10,594)
Repayment		(79,306)	(62,564)
Effect of movements in exchange rates		(11,003)	6,581
Balance at end of period		560,387	400,280

* Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $23.8 million (December 31, 2023 – $7.9 million) related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $434.9 million (December 31, 2023 - $375.0 million).

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at
June 30, 2024
Less than 1 year	182,880
Between 1 and 5 years	356,463
More than 5 years	93,972
633,315

│17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

13.
Employee benefits

The Group has various benefit plans, mainly TForce Freight pension plans and TFI International pension plans, under which participants are entitled to benefits once participation requirements are satisfied. Additional information relating to the retirement benefit plans is provided in Note 16 - Employee benefits of the Group’s 2023 annual audited consolidated financial statements.

Net periodic benefit cost and pension contributions are as follows for the TForce Freight pension plans:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Current service cost	15,532	12,522	31,069	29,980
Net interest cost (income)	395	(260)	789	(516)
Net periodic benefit cost	15,927	12,262	31,858	29,464

Pension contributions	5,000	-	10,000	-

The pension plan is funded in line with the statutory funding requirements of the Employee Retirement Income Security Act.

14.
Provisions

	Self-insurance	Other	Total
As at June 30, 2024
Current provisions	69,423	13,907	83,330
Non-current provisions	116,001	19,185	135,186
	185,424	33,092	218,516

As at December 31, 2023
Current provisions	46,940	19,625	66,565
Non-current provisions	76,705	16,630	93,335
	123,645	36,255	159,900

Self-insurance provisions represent the uninsured portion of outstanding claims at period-end. Other provisions include mainly litigation provisions of $19.2 million (December 31, 2023 - $16.6 million) and environmental remediation liabilities of $4.5 million (December 31, 2023 - $9.7 million). Litigation provisions contain various pending claims for which management uses judgment and assumptions about future events. The outcomes will depend on future claim developments.

15.
Share capital and other components of equity

The following table summarizes the number of common shares issued:

(in number of shares)		Six months	Six months
		ended	ended
	Note	June 30, 2024	June 30, 2023
Balance, beginning of period		84,441,733	86,539,559
Repurchase and cancellation of own shares		(250,000)	(1,109,900)
Stock options exercised	17	412,750	371,820
Balance, end of period		84,604,483	85,801,479

The following table summarizes the share capital issued and fully paid:

	Six months	Six months
	ended	ended
	June 30, 2024	June 30, 2023
Balance, beginning of period	1,107,290	1,089,229
Repurchase and cancellation of own shares	(2,761)	(12,065)
Cash consideration of stock options exercised	10,729	8,847
Ascribed value credited to share capital on stock options exercised, net of tax	2,269	3,231
Issuance of shares on settlement of RSUs and PSUs, net of tax	17,630	29,185
Balance, end of period	1,135,157	1,118,427

│18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

Pursuant to the normal course issuer bid (“NCIB”) which began on November 2, 2023 and ending on November 1, 2024, the Company is authorized to repurchase for cancellation up to a maximum of 7,161,046 of its common shares under certain conditions. As at June 30, 2024, and since the inception of this NCIB, the Company has repurchased and cancelled 1,035,140 shares.

During the six months ended June 30, 2024, the Company repurchased 250,000 common shares at a weighted average price of $136.72 per share for a total purchase price of $34.2 million relating to the NCIB. During the six months ended June 30, 2023, the Company repurchased 1,109,900 common shares at a weighted average price of $107.07 per share for a total purchase price of $118.8 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased, net of tax, in the amount of $31.4 million (2023 – $106.8 million) was charged to retained earnings as share repurchase premium.

16.
Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net income	117,769	128,234	210,616	240,152
Issued common shares, beginning of period	84,555,210	86,771,197	84,441,733	86,539,559
Effect of stock options exercised	105,408	43,080	126,164	217,693
Effect of repurchase of own shares	(161,099)	(679,238)	(80,549)	(400,102)
Weighted average number of common shares	84,499,519	86,135,039	84,487,348	86,357,150

Earnings per share – basic (in dollars)	1.39	1.49	2.49	2.78

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net income	117,769	128,234	210,616	240,152
Weighted average number of common shares	84,499,519	86,135,039	84,487,348	86,357,150
Dilutive effect:
Stock options, restricted share units
and performance share units	624,922	989,778	760,045	1,179,973
Weighted average number of diluted common shares	85,124,441	87,124,817	85,247,393	87,537,123

Earnings per share - diluted (in dollars)	1.38	1.47	2.47	2.74

As at June 30, 2024, 768 stock options were excluded from the calculation of diluted earnings per share (June 30, 2023 – nil) as these were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17.
Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods.

│19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

The table below summarizes the changes in the outstanding stock options:

(in thousands of options	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2024		June 30, 2023		June 30, 2024		June 30, 2023
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price	options	price
Balance, beginning of
period	676	29.83	1,011	29.02	790	29.17	1,302	27.89
Exercised	(299)	28.30	(81)	27.57	(413)	27.44	(372)	24.75
Balance, end of period	377	31.05	930	29.14	377	31.05	930	29.14
Options exercisable, end of period					377	31.05	901	28.78

The following table summarizes information about stock options outstanding and exercisable at June 30, 2024:

(in thousands of options and in dollars)	Options outstanding and exercisable
		Weighted
		average
	Number	remaining
	of	contractual life
Exercise prices	options	(in years)
23.70	17	0.6
30.71	334	1.7
40.41	26	3.1
	377	1.7

Of the options outstanding at June 30, 2024, a total of 355,527 (December 31, 2023 - 726,572) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the six months ended June 30, 2024 was $140.70 (June 30, 2023 – $118.63).

For the three and six months ended June 30, 2024, the Group recognized no compensation expense (June 30, 2023 - $0.1 and $0.2 million).

No stock options were granted during the three and six months ended June 30, 2024 or June 30, 2023 under the Company’s stock option plan.

Deferred share unit plan for board members (cash-settled)

In 2024, quarterly amounts are paid fully in cash to the board members on the 2nd Thursday following each quarter. Until December 31, 2023, in addition, an equity portion of compensation was awarded, comprised of restricted share units granted annually effective on the date of each Annual Meeting, with a vesting period of one year.

Until December 31, 2020, the Company offered a deferred share unit (“DSU”) plan for its board members. Under this plan, board members could elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Balance, beginning of period	-	259,050	-	310,128
Paid	-	-	-	(51,925)
Forfeited	-	-	-	(170)
Dividends paid in units	-	785	-	1,802
Balance, end of period	-	259,835	-	259,835

│20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

For the three and six months ended June 30, 2024, the Group recognized, as a result of the cash-settled director compensation plan, a compensation expense of $0.8 million and $1.1 million respectively (June 30, 2023 – $0.3 million and $0.6 million). In personnel expenses, the Group recognized no mark-to-market gain or loss on DSUs for the three and six months ended June 30, 2024 (June 30, 2023 – gain of $1.9 million and loss of $3.2 million). As at June 30, 2024, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $2.9 million following the settlement of all outstanding DSUs in 2023 of which $2.9 million remains payable (December 31, 2023 - $2.9 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. Each participant’s annual LTIP allocation is split in two equally weighted awards of restricted share units (‘’RSUs’’) and of performance share units (“PSUs”). The RSUs are only subject to a time cliff vesting condition on the third anniversary of the award whereas the PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award. The performance conditions attached to the PSUs are equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 8, 2024, the Company granted a total of 45,850 RSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $135.00 per unit.

On February 6, 2023, the Company granted a total of 55,400 RSUs under the Company’s equity incentive plan of which 38,275 were granted to key management personnel. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $115.51 per unit.

On April 26, 2023, the Company granted a total of 7,632 RSUs under the Company’s equity incentive plan of which 7,632 were granted to the directors under the director compensation plan. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $117.85 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2024		June 30, 2023		June 30, 2024		June 30, 2023
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	RSUs	fair value	RSUs	fair value	RSUs	fair value	RSUs	fair value
Balance, beginning of
period	165	114.67	193	92.11	192	93.62	272	58.33
Granted*	5	157.51	8	117.85	51	137.21	63	115.81
Reinvested	-	-	1	92.43	1	93.54	2	74.53
Settled	(8)	117.85	(11)	84.69	(79)	75.48	(145)	36.87
Forfeited	-	-	-	-	(3)	112.69	(1)	85.37
Balance, end of period	162	115.84	191	93.62	162	115.84	191	93.62

* Granted RSUs for the three months ended June 30, 2024 relate to the conversion of units of Daseke employees.

│21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

The following table summarizes information about RSUs outstanding as at June 30, 2024:

(in thousands of RSUs and in dollars)	RSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	RSUs	(in years)
98.27	57	0.6
157.51	3	0.7
157.51	1	1.5
115.51	54	1.6
157.51	1	1.7
135.00	46	2.6
	162	1.5

The weighted average share price at the date of settlement of the RSUs vested in the six months ended June 30, 2024 was $134.64 (June 30, 2023 – $115.13). The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded RSUs, in the amount of $10.3 million (June 30, 2023 – $18.1 million), was charged to retained earnings as share repurchase premium.

For the three and six months ended June 30, 2024, the Group recognized, as a result of RSUs, a compensation expense of $1.6 million and $3.2 million respectively (June 30, 2023 - $1.6 million and $3.2 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at June 30, 2024, a total of 102,769 (December 31, 2023 – 116,368) are held by key management personnel.

Performance share units

On February 8, 2024, the Company granted a total of 45,850 PSUs under the Company’s equity incentive plan of which 30,842 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $156.17 per unit as at grant date as at June 30, 2024.

On February 6, 2023, the Company granted a total of 55,400 PSUs under the Company’s equity incentive plan of which 38,275 were granted to key management personnel. The fair value of the PSUs is determined using a Monte Carlo simulation model for the TSR portion and using management’s estimates for the absolute earnings before interest and income tax portion. The estimates related to the absolute earnings before interest and income tax portion are revised during the vesting period and the cumulative amount recognized at each reporting date is based on the number of equity instruments for which service and non-market performance conditions are expected to be satisfied. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $135.15 per unit as at grant date and $131.68 per unit as at June 30, 2024.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs	Three months		Three months		Six months		Six months
and in dollars)		ended		ended		ended		ended
	June 30, 2024		June 30, 2023		June 30, 2024		June 30, 2023
		Weighted		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average	Number	average
	of	grant date	of	grant date	of	grant date	of	grant date
	PSUs	fair value	PSUs	fair value	PSUs	fair value	PSUs	fair value
Balance, beginning of
period	157	127.88	184	106.27	184	106.17	261	62.87
Granted	-	-	-	-	46	156.17	55	135.15
Reinvested	-	-	1	106.78	1	106.72	3	77.65
Settled	-	-	-	-	(134)	89.69	(267)	32.70
Added due to performance conditions	-	-	-	-	63	89.67	134	32.93
Forfeited	-	-	(1)	116.95	(3)	126.44	(2)	106.46
Balance, end of period	157	127.88	184	106.22	157	127.88	184	106.22

│22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

The following table summarizes information about PSUs outstanding as at June 30, 2024:

(in thousands of PSUs and in dollars)	PSUs outstanding
		Remaining
	Number of	contractual life
Grant date fair value	PSUs	(in years)
100.43	57	0.6
135.15	54	1.6
156.17	46	2.6
	157	1.5

The weighted average share price at the date of settlement of the PSUs vested in the six months ended June 30, 2024 was $133.74. The excess of the purchase price paid to repurchase shares on the market over the carrying value of awarded PSUs, in the amount of $19.8 million, was charged to retained earnings as share repurchase premium (June 30, 2023 – $36.8 million).

For the three and six months ended June 30, 2024, the Group recognized, as a result of PSUs, a compensation expense of $1.6 million and $2.8 million respectively (June 30, 2023 – $1.6 million and $3.2 million) with a corresponding increase to contributed surplus.

Of the PSUs outstanding at June 30, 2024, a total of 102,769 (December 31, 2023 - 116,368) are held by key management personnel.

18.
Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consist primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Independent contractors	772,946	673,911	1,433,209	1,381,781
Vehicle operation expenses	336,207	223,794	614,752	456,204
	1,109,153	897,705	2,047,961	1,837,985

19.
Finance income and finance costs

Recognized in income or loss:

Costs (income)	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Interest expense on long-term debt and amortization
of deferred financing fees	36,508	12,511	58,959	24,415
Interest expense on lease liabilities	6,485	3,796	11,540	7,584
Interest income	(1,072)	(1,219)	(6,224)	(2,581)
Net change in fair value and accretion expense
of contingent considerations	21	384	52	434
Net foreign exchange loss (gain)	1,506	(429)	2,774	(777)
Other financial expenses	3,965	3,687	7,641	6,784
Net finance costs	47,413	18,730	74,742	35,859
Presented as:
Finance income	(1,072)	(1,648)	(6,224)	(3,358)
Finance costs	48,485	20,378	80,966	39,217

│23

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	PERIODS ENDED JUNE 30, 2024 AND 2023 – (UNAUDITED)

20.
Income tax expense

Income tax recognized in income or loss:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Current tax expense
Current period	55,199	57,844	89,958	98,834
Adjustment for prior periods	(1,069)	(2)	(1,069)	(393)
	54,130	57,842	88,889	98,441
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(13,301)	(12,167)	(17,392)	(16,297)
Variation in tax rate	1,917	(139)	1,913	584
Adjustment for prior periods	187	(83)	903	80
	(11,197)	(12,389)	(14,576)	(15,633)
Income tax expense	42,933	45,453	74,313	82,808

Reconciliation of effective tax rate:

	Three months		Three months		Six months		Six months
	ended		ended		ended		ended
	June 30, 2024		June 30, 2023		June 30, 2024		June 30, 2023
Income before income tax		160,702		173,687		284,929		322,960
Income tax using the Company’s
statutory tax rate	26.5%	42,586	26.5%	46,027	26.5%	75,506	26.5%	85,584

Increase (decrease) resulting from:
Rate differential between
jurisdictions	-0.2%	(336)	0.0%	(54)	0.0%	(129)	0.2%	535
Variation in tax rate	1.2%	1,917	-0.1%	(139)	0.7%	1,913	0.2%	584
Non deductible expenses	1.7%	2,689	0.3%	522	1.3%	3,622	0.2%	737
Tax deductions and tax
exempt income	-2.2%	(3,522)	-2.1%	(3,568)	-2.5%	(7,139)	-2.3%	(7,314)
Adjustment for prior periods	-0.5%	(882)	0.0%	(85)	-0.1%	(166)	-0.1%	(313)
Multi-jurisdiction tax	0.3%	481	1.6%	2,750	0.2%	706	0.9%	2,995
	26.7%	42,933	26.2%	45,453	26.1%	74,313	25.6%	82,808

21.
Contingencies, letters of credit and other commitments
a)
Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)
Letters of credit

As at June 30, 2024, the Group had $121.5 million of outstanding letters of credit (December 31, 2023 - $106.2 million).

c)
Other commitments

As at June 30, 2024, the Group had $126.2 million of purchase commitments (December 31, 2023 – $62.3 million) and $55.0 million of purchase orders for leases that the Group intends to enter into (December 31, 2023 – $44.4 million).

│24